

Mail Stop 7010

July 12, 2007

Ms. Catherine R. Smith
Centex Corporation
2728 N. Harwood
Dallas, Texas 75201

      RE: Centex Corporation
              Form 10-K for the fiscal year ended March 31, 2006
              Filed May 19, 2006
              File #1-6776

Dear Ms. Smith:

      We have reviewed your response letter dated May 18, 2007 and have the following additional comments.

Form 10-Q for the quarterly period ended December 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We have reviewed your response to our prior comments two. We note your belief that there is not a practical approach to provide investors with meaningful information regarding your impairments and write-offs from a sensitivity perspective. We also note your belief that to quantify the number of neighborhoods, land investments and land options for which the estimated future undiscounted cash flows are close to their carrying value would not be meaningful to investors since you have already recorded any known impairments in your financial statements.

   While we understand that the process of assessing your neighborhoods and land investments for impairments and your option deposits and preacquisition costs for write-offs is performed at a detailed level, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your land related assets. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your land related assets, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

Sub-prime Lending

2. We have reviewed your response to our prior comment three. Please revise your disclosure in future filings to include your definition of sub-prime loans.

* * * *

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief